Exhibit 99.1

7 July 2021

Market Update

Immuron Limited (Immuron) refers to its market update of 8 June 2021 advising the market that it had lodged a submission with the ASX regarding a proposed major transaction.

ASX confirmed to Immuron on 11 June 2021 that if it proceeds with the proposed transaction, that ASX will exercise its discretion under Listing Rule 11.1.3 to require Immuron to recomply with chapters 1 and 2 of the listing rules.

Immuron is required to lodge a formal In-Principle Advice Application in accordance with Guidance Note 12. That application has now been received by ASX, and the ASX is currently considering the application in connection with Immuron’s suitability for admission to the official list of ASX Limited (ASX) as an ASX Listing under ASX Listing Rules 1.1 condition 1 and 1.19.

Immuron acknowledges that its securities will remain suspended until it has met the requirements set out in Guidance Note 12.

On behalf of the Board

Phillip Hains

Company Secretary

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Level 3, 62 Lygon Street,	www.immuron.com	Phone: + 61 (0)3 9824 5254
Carlton South, Victoria		Facsimile: + 61 (0)3 9822 7735
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